Exhibit 99.1

Psyence BioMed Approves a Put Option Agreement with PsyLabs to Secure Strategic Supply and Strengthen Commercialization Pathway

The Put Option Agreement positions Psyence BioMed for potential significant future equity participation in one of the world’s most advanced psychedelic pharmaceutical grade manufacturers, thereby securing predictable and reliable supply of pharmaceutical grade psychedelics, as the pathway to commercialization unfolds.

NEW YORK – February 13, 2026 – Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence BioMed” or the “Company”), a biopharmaceutical company advancing nature-derived psilocybin and ibogaine therapies for unmet mental health needs, today announced that its board of directors has ratified the entry into a put option agreement (the “Put Option Agreement”) with PsyLabs, a leading developer and manufacturer of pharmaceutical-grade psychedelic compounds.

The Put Option Agreement grants PsyLabs the right, but not the obligation, to require the Company to make a further equity investment in PsyLabs by way of a share-for-share exchange, at an arm’s-length, fair market value, and subject to the terms and conditions set out therein. The Put Option Agreement forms part of a broader strategic and commercial relationship between the parties, including licensing arrangements pursuant to which the Company may access PsyLabs’ investigational and commercial-scale manufacturing capabilities.

PsyLabs is believed to be among the world’s most advanced manufacturers of pharmaceutical-grade psychedelic compounds, with demonstrated expertise in scalable, GMP compliant production. The Put Option Agreement provides the Company with a structured opportunity to acquire a significant equity stake in PsyLabs as its development and commercialization strategy evolves, while securing predictable, reliable, and high-quality supply of critical pharmaceutical grade psychedelics in support of future clinical and commercial programs.

The agreement reflects the strategic value delivered by PsyLabs in accelerating the development of an alternative investigational product approved by the Australian regulator for clinical trials, which significantly de-risked the Company’s clinical development pathway and mitigated supply-chain, regulatory, and execution risks. Structuring the arrangement through a put option enables the Company to preserve near-term financial flexibility in that the Company has secured strategic manufacturing access and long-term alignment without needing to deploy further significant capital upfront; thereby allowing us to preserve cash for clinical and regulatory execution as the pathway to commercialization unfolds.

Certain executives, including the Executive Chairman, the Chief Financial Officer and the General Counsel of the Company provide consulting services to PsyLabs in exchange for consulting fees. Collectively, such individuals own (directly and indirectly) less than 13% of the outstanding shares of PsyLabs in the aggregate. Certain of these individuals are also members of the board of directors of subsidiaries of PsyLabs for purposes of safeguarding the Company’s investment into the PsyLabs group. In accordance with the Company’s governance practices, the Board of Directors established a Special Committee comprised of two independent and disinterested directors to review and ratify the Put Option Agreement and the transactions contemplated therein. The Special Committee reviewed the terms of the Put Option Agreement, considered the commercial rationale for the transaction, and took into account, among other things, an independent third-party valuation of PsyLabs in reaching its determination.

About PsyLabs

PsyLabs is a psychedelic Active Pharmaceutical Ingredient (API) development company, federally licensed to cultivate, extract, and export psilocybin mushrooms and other psychedelic compounds including psilocin, mescaline, ibogaine, and dimethyltryptamine (DMT) to legal medical and research markets. The company has successfully exported psilocybin products to Canada, the UK, Portugal, and Slovenia, and supplies purified extracts to its UK-based CMO partner.

PsyLabs operates from an ISO 22000-certified facility audited by the British Standards Institution, ensuring the highest standards of safety and traceability. With a focus on natural compound purification, regulatory support, and global distribution, PsyLabs is expanding its product pipeline to include ibogaine and other next-generation psychedelics.

www.psylabs.life

About Psyence BioMed

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in psychedelic-based therapeutics. It is the first life sciences biotechnology company focused on developing nature-derived (non-synthetic) psilocybin and ibogaine-based psychedelic medicine to be listed on Nasdaq. We are dedicated to addressing unmet mental health needs. We are committed to an evidence-based approach in developing safe, effective, and FDA-approved nature-derived psychedelic treatments for a broad range of mental health disorders.

Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Investor Contact:

Michael Kydd

Investor Relations Advisor

michael@psyencebiomed.com

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations, and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include statements regarding the Put Option Agreement with PsyLabs, including the potential exercise of the put option, any future equity investment by the Company in PsyLabs, anticipated access to PsyLabs’ investigational and commercial-scale manufacturing capabilities, expected supply arrangements for pharmaceutical-grade psychedelic compounds, the strategic and commercial benefits of the relationship, and the Company’s ability to advance its clinical development and commercialization strategy using PsyLabs as a supplier or strategic partner. These statements are based on current assumptions and expectations, including assumptions regarding the parties’ continued relationship, the satisfaction of contractual conditions, regulatory developments, the Company’s financial condition and capital resources, and the Company’s ability to maintain compliance with Nasdaq’s continued listing standards. These assumptions may prove incorrect. There can be no assurance that the Put Option Agreement will be exercised, that any equity investment will occur, that anticipated supply or manufacturing arrangements will be realized on the terms contemplated or at all, or that the Company will successfully advance its development or commercialization plans. There are numerous risks and uncertainties that may cause actual results or performance to differ materially from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, among others: (i) the Company’s ability to maintain compliance with Nasdaq’s continued listing standards; (ii) potential volatility in the Company’s share price following the consolidation; (iii) changes in the regulatory, competitive, and economic landscape; and (iv) risks associated with the Company’s development plans and clinical trials. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s final prospectus (File No. 333-298285) filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2025 and other documents filed by Psyence BioMed from time to time with the SEC.

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence BioMed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by authorized clinical research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of the proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

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